Marijuana Company of America, Inc.

1340 West Valley Parkway, Suite #205

Escondido, California 92029

September 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Office of

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marijuana Company of America, Inc. Registration Withdrawal Request Filed September 21, 2020 File No. 333-299030

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Commission, Marijuana Company of America, Inc. hereby requests the withdrawal of its Registration Withdrawal Request coded to Registration Statement No. 333-299030 originally filed with the Commission on September 21, 2020. As advised by the Staff of the Commission, such request should have been coded as Form Type RW relating to File No. 333-248631 in the Commission’s EDGAR system, which filing is being made substantially contemporaneously with this request.

The Company confirms no securities have been sold in connection with the offering. In the event the Staff has any questions with respect to this matter, please Alan T. Hawkins at (352) 353-4048.

Thank you very much for your time and attention in connection with this matter.

Very truly yours,

/s/ Jesus M. Quintero

Jesus M. Quintero

Chief Financial Officer

cc:

Alan T. Hawkins, Esq.

Independent Law PLLC

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